EXHIBIT 99.2

SNDL Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2025

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of SNDL Inc. (“SNDL” or the “Company”) for the three months ended March 31, 2025 is dated April 30, 2025. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2025 (the “Interim Financial Statements”) and the audited consolidated financial statements and notes thereto for the year ended December 31, 2024 (the “Audited Financial Statements”) and the risks identified in the Company’s Annual Information Form for the year ended December 31, 2024 (the “AIF”) and elsewhere in this MD&A. This MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and is presented in thousands of Canadian dollars, except where otherwise indicated.

MD&A – Table of Contents

COMPANY OVERVIEW

SNDL operates under four reportable segments:

•
Liquor retail sales of wines, beers and spirits;
•
Cannabis retail sales of cannabis products and accessories through corporate-owned and franchised cannabis retail operations;
•
Cannabis operations as a licensed producer that grows cannabis using indoor facilities and manufactures cannabis products, providing proprietary cannabis processing services; and
•
Investments targeting the cannabis industry.

The principal activities of the Company are (i) the retailing of wines, beers and spirits under the Wine and Beyond, Ace Liquor and Liquor Depot retail banners; (ii) the operation and support of corporate-owned and franchised retail cannabis stores in certain Canadian jurisdictions where the private sale of adult-use cannabis is permitted, under the Value Buds, Spiritleaf and Superette retail banners; (iii) the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis in Canada and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”) through an owned and licensed cannabis brand portfolio that includes Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Grasslands, Pearls by Grön, No Future and Bhang Chocolate; and (iv) the provision of financial services through the deployment of capital to direct and indirect investments and partnerships throughout the cannabis industry. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult-use access in Canada.

The Company produces and markets cannabis products for the Canadian adult-use market and for the international medicinal market. SNDL’s operations cultivate cannabis using approximately 380,000 square feet of total space in Atholville, New Brunswick. SNDL’s extraction and manufacturing operations include approximately 84,506 square feet of total space in British Columbia and approximately 65,500 square feet of total space in Ontario.

SNDL and its subsidiaries operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments issued by United States based cannabis businesses. The Company also makes strategic portfolio investments in debt and equity securities.

SNDL was incorporated under the Business Corporations Act (Alberta) (the “ABCA”) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the Nasdaq Capital Market (the “Nasdaq”) and the Canadian Securities Exchange (the “CSE”).

SNDL is headquartered in Edmonton, Alberta, with operations in Kelowna, British Columbia, Bolton, Ontario, London, Ontario, Toronto, Ontario and Atholville, New Brunswick, and corporate-owned and franchised retail liquor and cannabis stores in five provinces across Canada.

SNDL’s overall strategy is to build sustainable, long-term shareholder value by improving liquidity and cost of capital while optimizing the capacity and capabilities of its production facilities in the creation of a consumer-centric brand and product portfolio. SNDL’s retail operations will continue to build a Canadian retail liquor brand and a network of retail cannabis stores across Canadian jurisdictions where the private distribution of cannabis is legal. SNDL’s investment operations seek to deploy capital through direct and indirect investments and partnerships throughout the cannabis industry.

RECENT DEVELOPMENTS

acquisition of cost cannabis and t cannabis locations from 1cm

On April 9, 2025, the Company announced that it had entered into an arrangement agreement (the “1CM Agreement”) with 1CM Inc. (“1CM”) pursuant to which it would acquire 32 cannabis retail stores (the “1CM Transaction”) operating under the Cost Cannabis and T Cannabis banners in Ontario, Alberta and Saskatchewan (the “1CM Stores”).

Under the terms of the 1CM Agreement, the Company will acquire, with the option to assign, the 1CM Stores for total consideration of $32.2 million cash, subject to certain adjustments at the closing of the 1CM Transaction (the “Closing”). The 1CM Stores are comprised of 2 stores in Alberta, 3 stores in Saskatchewan and 27 stores located in Ontario.

The 1CM Transaction is to be completed by way of an arrangement under the Business Corporations Act (Ontario). Closing is subject to customary closing conditions, including court approval, regulatory approvals and the approval of 1CM shareholders at the upcoming annual and special meeting of shareholders of 1CM, which is expected to be held in June of 2025. The 1CM Transaction is not subject to a financing condition. Assuming the timely receipt of all required approvals, the 1CM Transaction is anticipated to close by the end of the third quarter of 2025.

OTHER DEVELOPMENTS

U.S. TARIFFS

In early 2025, the new U.S. administration issued executive orders directing the United States to impose new tariffs on imports from certain countries, including Canada. The new U.S. administration subsequently imposed certain tariffs and the Canadian administration imposed their own tariffs on imports from the United States. The U.S. and Canadian administrations have suggested that a new economic deal may be structured between the countries, though the scope and terms of such a deal, if any, are unknown. Such announcements and further potential retaliatory tariffs have created uncertainty, which has permeated the economic and investment outlook, impacting current economic conditions, including such issues as the inflation rate and the global supply chain. Aside from the impact on the global economy, these tariffs may continue to have repercussions on SNDL.

In response to the new tariffs imposed by the U.S., several Canadian provinces have taken retaliatory measures by removing U.S. alcohol from store shelves and restaurant, bar and retailer fulfillment catalogues. Alberta specifically stopped the purchase of new U.S. liquor.

In light of these recent developments, SNDL is continually monitoring the evolving situation and the impacts and potential consequences on its financial position, including evaluating any effects the tariffs may have on the cost of inputs sourced from the U.S. for certain of our operating segments, including packaging materials and other operational supplies, along with potential volatility in foreign exchange rates. The Company did not experience a significant impact to its financial performance during the first quarter of 2025.

CSE LISTING

On April 11, 2025, the Company announced that its common shares have commenced trading on the CSE under the symbol “SNDL”, effective April 11, 2025. The CSE listing will provide the Company additional flexibility as it continues to scale its operations and capitalize on emerging opportunities, as well as provide the Company's shareholders with the opportunity to transact in a Canadian market, in Canadian dollars. The Company’s common shares will trade on the CSE in Canadian dollars and continues to trade on the Nasdaq in U.S. dollars.

share repurchase program

On November 14, 2024, the Company announced that the board of directors of the Company (the “Board”) approved a renewal of the share repurchase program upon its expiry on November 20, 2024. The share repurchase program authorizes the Company to repurchase up to $100 million of its outstanding common shares through open market purchases at prevailing market prices. SNDL may purchase up to a maximum of approximately 13.2 million common shares under the share repurchase program, representing approximately 5% of the issued and outstanding common shares as at the date of announcement, and will expire on November 20, 2025. The share repurchase program does not require the Company to purchase any minimum number of common shares and repurchases may be suspended or terminated at any time at the Company’s discretion. The actual number of common shares which may be purchased pursuant to the share repurchase program and the timing of any purchases will be determined by SNDL’s management and the Board. All common shares purchased pursuant to the share repurchase program will be returned to treasury for cancellation.

On April 30, 2025, the Board approved an amendment to the Company’s share repurchase program to increase the maximum number of common shares that the Company may repurchase up to 10% of the public float of the Company, subject to the approval of the CSE.

For the three months ended March 31, 2025, the Company purchased and cancelled 5.8 million common shares at a weighted average price, excluding commissions, of $2.57 (US$1.79) per common share for a total cost of $15.0 million including commissions.

Refer to “Liquidity and Capital Resources – Equity” below for further details regarding common shares purchased and cancelled.

FINANCIAL HIGHLIGHTS

The following table summarizes selected financial information of the Company for the periods noted.

($000s, except per share amounts)	Q1 2025	Q1 2024	Change	% Change
Financial Results
Net revenue	204,914	197,750	7,164	4%
Cost of sales	148,273	147,350	923	1%
Gross profit	56,641	50,400	6,241	12%
Gross margin (1)	28%	25%		2%
Operating loss	(12,053)	(4,377)	(7,676)	-175%
Adjusted operating income (loss) (2)	(9,031)	(4,466)	(4,565)	-102%
Net loss attributable to owners of the Company	(14,707)	(2,554)	(12,153)	-476%
Per share, basic and diluted	(0.06)	(0.01)	(0.05)	-500%
Change in cash and cash equivalents	2,508	(6,087)	8,595	141%
Free cash flow (2)	(1,090)	(6,388)	5,298	83%

Statement of Financial Position
Cash and cash equivalents	220,867	188,954	31,913	17%
Inventory	132,899	134,786	(1,887)	-1%
Right of use assets	111,239	122,100	(10,861)	-9%
Property, plant and equipment	158,129	129,895	28,234	22%
Total assets	1,312,273	1,471,397	(159,124)	-11%
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.
(2)
Adjusted operating income (loss) and free cash flow are specified financial measures that do not have standardized meanings prescribed by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

CONSOLIDATED RESULTS

General and administrative

	Three months ended March 31
($000s)	2025	2024
Salaries and wages	28,430	29,921
Consulting fees	2,082	931
Office and general	12,152	10,989
Professional fees	1,504	1,502
Merchant processing fees	1,468	1,410
Director fees	241	119
Other	482	(177)
	46,359	44,695

General and administrative expenses for the three months ended March 31, 2025 were $46.4 million compared to $44.7 million for the three months ended March 31, 2024. The increase of $1.7 million was mainly due to increases in consulting fees, office and general and other, partially offset by a decrease in salaries and wages.

The increase in consulting fees was due to projects aimed at supporting corporate initiatives. The increase in office and general was mainly due to the acquisition of Indiva Limited (“Indiva”) and increases in insurance, licensing and software costs. The increase in other expenses was mainly due to expected credit loss recoveries in the prior period, driven by initiatives focused on collectability as well as having more historical collection data providing better evidence for future collectability estimates. The decrease in salaries and wages was due to the ongoing restructuring project aimed at reducing corporate overheads.

Share-based compensation

	Three months ended March 31
($000s)	2025	2024
Equity-settled expense
Restricted share units	2,459	2,441
Cash-settled expense
Deferred share units	(1,071)	2,402
	1,388	4,843

Share-based compensation expense includes the expense related to the Company’s issuance of simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to employees, directors, and others at the discretion of the Board. DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end. Share-based compensation also includes the expense related to Nova Cannabis Inc. (“Nova”) and their granting of RSUs and DSUs during the applicable comparative period (which pre-dated the completion of the Nova acquisition on October 21, 2024).

Share-based compensation expense for the three months ended March 31, 2025 was $1.4 million compared to $4.8 million for the three months ended March 31, 2024. The decrease of $3.4 million was due to a decrease in DSU expense, caused by the change in fair value of SNDL DSUs and Nova DSU expense in the comparative period. The three months ended March 31, 2025 had a decrease in fair value resulting from a decrease in SNDL’s share price, whereas the comparative period had an increase in fair value resulting from an increase in SNDL’s share price.

Change in estimate of fair value of derivative warrants

	Three months ended March 31
($000s)	2025	2024
Change in estimate of fair value of derivative warrants	(12)	1,300

Change in estimate of fair value of derivative warrants is reported within other expenses, net, as disclosed in note 19 in the Interim Financial Statements.

Change in estimate of fair value of derivative warrants for the three months ended March 31, 2025 was a recovery of $12.0 thousand compared to an expense of $1.3 million for the three months ended March 31, 2024.

The change in estimate of fair value of derivative warrants is smaller in the current period due to the expiration of the new common share purchase warrants in September 2024. The recovery in the current period is due to a decrease in fair value, mainly due to a decrease in the Company’s closing share price on the Nasdaq from US$1.79 on December 31, 2024 to US$1.41 on March 31, 2025. The expense in the prior period relates to an increase in fair value, mainly due to an increase in the Company’s closing share price on the Nasdaq from US$1.64 on December 31, 2023, to US$2.01 on March 31, 2024.

Operating income (loss)

	Three months ended March 31
($000s)	2025	2024
Operating income (loss)	(12,053)	(4,377)

Operating loss for the three months ended March 31, 2025 was $12.1 million compared to $4.4 million for the three months ended March 31, 2024. The increase in operating loss of $7.7 million was due to a decrease in investment income ($1.1 million) and an increase in share of loss of equity-accounted investees ($13.6 million), increases in general and administrative expenses ($1.7 million) and sales and marketing ($1.2 million), partially offset by an increase in gross profit ($6.2 million) and a decrease in share-based compensation expense ($3.4 million).

Net loss

	Three months ended March 31
($000s)	2025	2024
Net loss	(14,707)	(4,652)

Net loss for the three months ended March 31, 2025 was $14.7 million compared to $4.7 million for the three months ended March 31, 2024. The increase in net loss of $10.0 million was largely due to a decrease in investment income ($1.1 million) and an increase in share of loss of equity-accounted investees ($13.6 million), increases in general and administrative expenses ($1.7 million) and sales and marketing ($1.2 million) and a decrease in income tax recovery ($3.0 million), partially offset by an increase in gross profit ($6.2 million) and a decrease in share-based compensation expense ($3.4 million).

OPERATING SEGMENTS

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through wholly owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis products and accessories through corporate-owned and franchised retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

($000s)	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
As at March 31, 2025
Total assets (1)	196,701	214,132	—	410,833	325,202	420,199	156,039	1,312,273
Three months ended March 31, 2025
Net revenue (2)	77,540	34,319	(16,417)	95,442	109,472	—	—	204,914
Gross profit	19,627	9,211	—	28,838	27,803	—	—	56,641
Operating income (loss)	5,162	(486)	—	4,676	1,980	(1,601)	(17,108)	(12,053)
Adjusted operating income (loss) (3)	5,162	2,409	—	7,571	1,980	(1,601)	(16,981)	(9,031)
(1)
As at March 31, 2025, cash and cash equivalents have been allocated to Corporate from Investments.
(2)
The Company has eliminated $16.4 million for the three months ended March 31, 2025 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.
(3)
Adjusted operating income (loss) is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

($000s)	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments(1)	Corporate	Total
As at December 31, 2024
Total assets	195,823	230,021	—	425,844	326,061	577,522	19,815	1,349,242
Three months ended March 31, 2024
Net revenue (2)	71,306	22,395	(12,005)	81,696	116,054	—	—	197,750
Gross profit	18,359	3,235	—	21,594	28,806	—	—	50,400
Operating income (loss)	(1,042)	891	—	(151)	2,180	13,079	(19,485)	(4,377)
Adjusted operating income (loss) (3)	(1,042)	1,146	—	104	2,180	13,079	(19,829)	(4,466)
(1)
Total assets include cash and cash equivalents.
(2)
The Company has eliminated $12.0 million for the three months ended March 31, 2024 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.
(3)
Adjusted operating income (loss) is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

LIQUOR RETAIL SEGMENT RESULTS

Operating income (loss)

	Three months ended March 31
($000s)	2025	2024
Net revenue	109,472	116,054
Cost of sales	81,669	87,248
Gross profit	27,803	28,806
Gross margin (1)	25.4%	24.8%

General and administrative	16,992	18,085
Sales and marketing	775	493
Depreciation and amortization	8,098	8,973
Asset impairment (reversal)	—	(925)
Gain on disposition of assets	(42)	—
Operating income (loss)	1,980	2,180
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

Net revenue for the three months ended March 31, 2025 was $109.5 million compared to $116.1 million for the three months ended March 31, 2024. The decrease of $6.6 million was due to a reduction in overall customer traffic, partly impacted by the timing of holidays, and changing consumer preferences.

Cost of sales for liquor retail operations is comprised of the cost of wine, beer and spirits. Cost of sales for the three months ended March 31, 2025 was $81.7 million compared to $87.2 million for the three months ended March 31, 2024. The decrease of $5.5 million was due to an overall decrease in sales as noted above.

Gross profit for the three months ended March 31, 2025 was $27.8 million (25.4%) compared to $28.8 million (24.8%) for the three months ended March 31, 2024. The decrease of $1.0 million was partly due to the reduction in net revenue and cost of sales noted above, partially offset by the impact of proprietary licensing arrangements and continued focus on private label portfolio.

During the three months ended March 31, 2024, the Company recorded impairment reversals on right of use assets of $0.16 million and property, plant and equipment of $0.77 million due to improved store level operating results.

At April 30, 2025, the Ace Liquor store count was 133, the Liquor Depot store count was 19 and the Wine and Beyond store count was 13.

CANNABIS RETAIL SEGMENT RESULTS

Operating income (loss)

	Three months ended March 31
($000s)	2025	2024
Net revenue	77,540	71,306
Cost of sales	57,913	52,947
Gross profit	19,627	18,359
Gross margin (1)	25.3%	25.7%

General and administrative	11,260	12,620
Sales and marketing	253	526
Depreciation and amortization	3,700	3,727
Asset impairment (reversal)	(731)	2,528
Gain on disposition of assets	(17)	—
Operating income (loss)	5,162	(1,042)
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

Net revenue for the three months ended March 31, 2025 was $77.5 million compared to $71.3 million for the three months ended March 31, 2024. The increase of $6.2 million is mainly attributable to an increase in same store sales, an increase in the number of stores, from both newly opened and acquired stores, and proprietary licensing arrangements.

Same store sales are specified financial measures that do not have standardized meanings prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

Cost of sales for the three months ended March 31, 2025 was $57.9 million compared to $52.9 million for the three months ended March 31, 2024. The increase of $5.0 million was due to a corresponding increase in same store sales and newly opened and acquired stores.

Gross profit for the three months ended March 31, 2025 was $19.6 million (25.3%) compared to $18.4 million (25.7%) for the three months ended March 31, 2024. The increase of $1.2 million was due to increased corporate store sales.

During the three months ended March 31, 2025, the Company recorded impairment reversals on right of use assets of $0.5 million and property, plant and equipment of $0.3 million due to improved store level operating results. During the three months ended March 31, 2024, the Company recorded impairments on right of use assets of $1.8 million and property, plant and equipment of $0.7 million due to underperforming operating results of certain stores.

At April 30, 2025, the Spiritleaf store count was 65 (7 corporate stores and 58 franchise stores) and the Value Buds store count was 121 corporate stores.

CANNABIS OPERATIONS SEGMENT RESULTS

Operating income (loss)

	Three months ended March 31
($000s)	2025	2024
Net revenue	34,319	22,395
Cost of sales	25,108	19,160
Gross profit	9,211	3,235
Gross margin (1)	26.8%	14.4%

General and administrative	3,524	94
Sales and marketing	2,406	1,089
Research and development	100	37
Depreciation and amortization	753	738
Restructuring costs	199	255
Asset impairment	2,715	53
(Gain) loss on disposition of assets	—	78
Operating income (loss)	(486)	891
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements with Canadian provincial boards, other licensed producers and international exports, proprietary extraction services, white label product formulation and manufacturing, the sale of bulk winterized oil and distillate, toll processing and co-packaging services and analytical testing.

Net revenue for the three months ended March 31, 2025 was $34.3 million compared to $22.4 million for the three months ended March 31, 2024. The increase of $11.9 million was mainly due to the impact of sales from the acquisition of Indiva and increased wholesale sales.

Cost of sales for the three months ended March 31, 2025 were $25.1 million compared to $19.2 million for the three months ended March 31, 2024. The increase of $5.9 million was mainly due to an increase in cost of sales correlating to increased revenue, partially offset by a decrease in inventory impairment and obsolescence of $1.3 million based on improved product management and demand planning.

Gross profit for the three months ended March 31, 2025 was $9.2 million (26.8%) compared to negative $3.2 million (14.4%) for the three months ended March 31, 2024. The increase of $6.0 million was due to the increase in net revenue, decrease in inventory impairment and obsolescence and increased production efficiencies, as noted above.

The increase in general and administrative expenses for the three months ended March 31, 2025 was mainly due to the impact of the Indiva acquisition, increases in employment and maintenance costs and the reversal of expected credit losses in the comparative period.

During the three months ended March 31, 2025, the Company recorded impairments on property, plant and equipment of $2.7 million due to the consolidation of the Company’s edible facilities as part of its integration strategy.

INVESTMENTS SEGMENT RESULTS

Operating income (loss)

	Three months ended March 31
($000s)	2025	2024
Investment income	2,856	4,036
Share of (loss) profit of equity-accounted investees	(4,457)	9,148

General and administrative	—	105
Operating income (loss)	(1,601)	13,079

Investment income for the three months ended March 31, 2025 was $2.9 million compared to income of $4.0 million for the three months ended March 31, 2024. The decrease of $1.1 million was mainly due to lower interest revenue in the current period caused by the reimbursement of principal and interest owed on a convertible debenture in July 2024 and the the reimbursement of principal owed on a promissory note in November 2024 and a decrease in interest revenue from cash.

Share of (loss) profit of equity-accounted investees is comprised of the Company’s share of the net profit (or loss) generated from its investments in SunStream. The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments issued by United States based cannabis businesses.

Share of loss of equity-accounted investees for the three months ended March 31, 2025 was $4.5 million compared to profit of $9.1 million for the three months ended March 31, 2024. The decrease of $13.6 million was due to accounting fair value adjustments to the investments.

SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding eight quarters.

	2025	2024				2023
($000s, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net revenue	204,914	257,679	236,892	228,127	197,750	248,450	237,595	231,916
Gross profit	56,641	68,799	62,968	58,164	50,400	57,336	48,605	51,933
Investment income (loss)	2,856	2,734	5,577	3,204	4,036	3,400	3,416	(599)
Net loss from continuing operations attributable to owners of the Company	(14,707)	(67,142)	(19,328)	(5,772)	(2,554)	(82,788)	(21,784)	(29,350)
Per share, basic and diluted	(0.06)	(0.25)	(0.07)	(0.02)	(0.01)	(0.32)	(0.08)	(0.11)
Net loss attributable to owners of the Company	(14,707)	(67,142)	(19,328)	(5,772)	(2,554)	(82,788)	(21,784)	(32,520)
Per share, basic and diluted	(0.06)	(0.25)	(0.07)	(0.02)	(0.01)	(0.32)	(0.08)	(0.12)

During the eight most recent quarters the following items have had a significant impact on the Company’s financial results and results of operations:

•
Implementing several streamlining and efficiency initiatives which included workforce optimizations;
•
Disposing of marketable securities;
•
Impairment and impairment reversals on property, plant and equipment and right of use assets;
•
Changes to provisions for inventory obsolescence and impairment;
•
Investments in and distributions from SunStream;
•
Acquisitions of Lightbox Enterprises Ltd. and Indiva;
•
Impairment of intangible assets from the acquisition of Inner Spirit Holdings Ltd.;
•
Impairment of goodwill from the acquisition of The Valens Company Inc. (“Valens”);
•
Impairment of the Olds facility due to the consolidation of all cultivation activities to the Atholville, New Brunswick facility;

•
Entering into and acquiring several cannabis-related investments;
•
Repayment and exiting cannabis-related investments; and
•
Increased net revenue and gross profit from acquisitions and organic growth.

LIQUIDITY AND CAPITAL RESOURCES

($000s)	March 31, 2025	December 31, 2024
Cash and cash equivalents	220,867	218,359

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new equity or issue new debt, subject to the availability of such debt or equity financing on commercial terms.

The Company’s primary need for liquidity is to fund investment opportunities, capital expenditures, working capital requirements and for general corporate purposes. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company’s ability to fund operations and investments and make planned capital expenditures depends on future operating performance and cash flows, as well as the availability of future financing–all of which is subject to prevailing economic conditions and financial, business and other factors.

Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Debt

As at March 31, 2025, the Company had no outstanding bank debt or other debt.

Equity

As at March 31, 2025, the Company had the following share capital instruments outstanding:

(000s)	March 31, 2025	December 31, 2024
Common shares	257,294	263,022
Common share purchase warrants (1)	118	118
Simple warrants (2)	38	39
Performance warrants (3)	25	25
Stock options (4)	572	572
Restricted share units	13,310	9,371
Derivative warrants (5)	50	50
(1)
0.1 million warrants were exercisable as at March 31, 2025.
(2)
37,600 simple warrants were exercisable as at March 31, 2025.
(3)
14,134 performance warrants were exercisable as at March 31, 2025.
(4)
0.6 million stock options were exercisable as at March 31, 2025.
(5)
0.1 million derivative warrants were exercisable as at March 31, 2025.

Common shares were issued during the three months ended March 31, 2025 in connection with the following transactions:

•
The Company purchased and cancelled 5.8 million common shares at a weighted average price, excluding commissions, of $2.57 (US$1.79) per common share for a total cost of $15.0 million including commissions.

As at April 30, 2025, a total of 257.3 million common shares were outstanding.

Cash Flow Summary

	Three months ended March 31
($000s)	2025	2024
Cash provided by (used in):
Operating activities	7,788	3,301
Investing activities	17,172	(1,676)
Financing activities	(22,452)	(7,712)
Change in cash and cash equivalents	2,508	(6,087)

Cash Flow – Operating Activities

Net cash provided by operating activities was $7.8 million for the three months ended March 31, 2025 compared to $3.3 million provided by operating activities for the three months ended March 31, 2024. The increase of $4.5 million was due to a decrease in net loss adjusted for non-cash items and the change in non-cash working capital. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Cash Flow – Investing Activities

Net cash provided by investing activities was $17.2 million for the three months ended March 31, 2025 compared to $1.7 million used in investing activities for the three months ended March 31, 2024. The increase of $18.9 million was primarily due to the repayment of the Delta 9 Cannabis Inc. commercial mortgage, partially offset by additions to investments at fair value through other comprehensive income.

Cash Flow – Financing Activities

Net cash used in financing activities was $22.5 million for the three months ended March 31, 2025 compared to $7.7 million used in financing activities for the three months ended March 31, 2024. The increase of $14.8 million was largely due to repurchases of common shares in the current period.

Free cash flow

	Three months ended March 31
($000s)	2025	2024
Free cash flow	(1,090)	(6,388)

Free cash flow is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

Free cash flow was negative $1.1 million for the three months ended March 31, 2025 compared to negative $6.4 million for the three months ended March 31, 2024. The increase of $5.3 million was mainly due to a decrease in net loss and adjustments for non-cash items and a decrease in non-cash working capital.

Financial Instruments

Refer to note 21 in the Interim Financial Statements for additional information on the Company’s financial instruments and the related fair value estimates and disclosures.

Liquidity risks associated with financial instruments

Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable, and investments. The Company attempts to mitigate such exposure to its cash and cash equivalents by investing only in financial institutions with investment grade credit ratings or secured investments. The Company manages risk over its accounts receivable by issuing credit only to creditworthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 for trade receivables by grouping receivables based on shared credit risk characteristics and the days past due. The expected loss rates are based on historical credit losses experienced over a period of 12 months.

The Company applies the general approach under IFRS 9 to other investments, which is an assessment of whether the credit risk of a financial instrument has increased significantly since initial recognition.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans. Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities is based on quoted market prices as the Company’s marketable securities are shares of publicly traded entities.

Regulatory risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements. Due to the nature of the industries in which the Company operates, the Company recognizes that regulatory requirements are more stringent and punitive in nature than most other sectors of the economy. Any delays in obtaining, or failure to obtain, regulatory approvals could significantly delay operational and/or product development and could have a material adverse effect on the Company’s business, results of operations, and financial condition. The Company is cognizant of the advent of regulatory changes in these industries on the city, provincial, and national levels in Canada and is aware of the effect that unforeseen regulatory changes in these industries could have on the goals and operations of the business as a whole.

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

A)
Commitments

The information presented in the table below reflects management’s estimate of the contractual maturities of the Company’s obligations at March 31, 2025.

($000s)	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	57,887	—	—	—	57,887
Lease liabilities	39,926	68,441	52,510	10,860	171,737
Financial guarantee liability	—	205	—	—	205
Total	97,813	68,646	52,510	10,860	229,829

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash.

The Company has entered into royalty agreements to pay a certain amount of royalties on cannabis products sold. Should the Company not sell sufficient product in the agreed timeframe, a minimal royalty payment is accrued.

B)
Contingencies

From time to time, the Company and its subsidiaries are or may become involved in various legal claims and actions which arise in the ordinary course of their business and operations. While the outcome of any such claim or action is inherently uncertain, the Company believes that the losses that may result, if any, will not be material to the financial statements.

NON-IFRS FINANCIAL MEASURES AND OTHER MEASURES

Certain specified financial measures in this MD&A including adjusted operating income (loss), free cash flow and same store sales are non-IFRS measures. These terms are not defined by IFRS Accounting Standards and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards.

GROSS MARGIN

Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted.

Adjusted operating income (loss)

Adjusted operating income (loss) is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted operating income (loss) provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery), goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

The following tables reconcile adjusted operating income (loss) to operating income (loss) for the periods noted.

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended March 31, 2025
Operating income (loss)	5,162	(486)	4,676	1,980	(1,601)	(17,108)	(12,053)
Adjustments:
Restructuring costs	—	199	199	—	—	127	326
Impairments triggered by restructuring	—	2,696	2,696	—	—	—	2,696
Adjusted operating income (loss)	5,162	2,409	7,571	1,980	(1,601)	(16,981)	(9,031)

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended March 31, 2024
Operating income (loss)	(1,042)	891	(151)	2,180	13,079	(19,485)	(4,377)
Adjustments:
Restructuring costs (recovery)	—	255	255	—	—	(344)	(89)
Adjusted operating income (loss)	(1,042)	1,146	104	2,180	13,079	(19,829)	(4,466)

Free cash flow

Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance. Free cash flow provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

The following table reconciles free cash flow to change in cash and cash equivalents for the periods noted.

	Three months ended March 31
($000s)	2025	2024
Change in cash and cash equivalents	2,508	(6,087)
Adjustments
Repurchase of common shares	15,031	—
Changes to long-term investments	(18,629)	(301)
Free cash flow	(1,090)	(6,388)

Same store sales

Same store sales is a supplementary financial measure which the Company uses to evaluate its financial performance in its retail segments. Same store sales provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s sales trends excluding the effect of the opening and closure of stores.

Same store sales refers to the revenue generated by the Company’s existing retail locations during the current and prior comparison periods.

RELATED PARTIES

SunStream is a joint venture in which the Company has a 50% ownership interest and is a related party due to it being classified as a joint venture of the Company. SunStream is a private company, incorporated under the ABCA, which provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

A former member of key management personnel (Tank Vander – former President, Liquor Retail; retired from SNDL on September 10, 2024) jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. For the period January 1, 2024 to March 31, 2024, the Company paid $41.7 thousand in total rent with respect to this lease.

OFF BALANCE SHEET ARRANGEMENTS

As at March 31, 2025, the Company did not have any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The Company makes assumptions in applying critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on its consolidated financial statements. Critical accounting estimates include the classification and recoverable amounts of cash generating units, value of inventory, value of equity-accounted investees, value of leases, acquisitions and fair value of assets acquired and liabilities assumed in a business combination. Critical accounting estimates are based on variable inputs including but not limited to:

•
Demand for cannabis for adult-use and medical purposes;
•
Price of cannabis;
•
Expected cannabis sales volumes;
•
Demand for liquor;
•
Price of liquor;
•
Expected liquor sales volumes;
•
Changes in market interest and discount rates;
•
Future development and operating costs;
•
Costs to convert harvested cannabis to finished goods;
•
Potential returns and pricing adjustments; and
•
Market prices, volatility and discount rates used to determine fair value of equity-accounted investees.

Changes in critical accounting estimates can have a significant effect on profit or loss as a result of their impact on revenue, costs of sales, provisions and impairments. Changes in critical accounting estimates can have a significant effect on the valuation of inventory, property, plant and equipment, provisions and derivative financial instruments.

For a detailed discussion regarding the Company’s critical accounting estimates, refer to the notes to the Audited Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in the Company’s consolidated financial statements. Once adopted, these new and amended pronouncements may have an impact on the Company’s consolidated financial statements. The Company’s analysis of recent accounting pronouncements is included in the notes to the Audited Financial Statements.

RISK FACTORS

In addition to the risks described elsewhere in this document, for a detailed discussion regarding the Company’s risk factors, refer to the “Risk Factors” section of the AIF.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures (as defined in National Instrument – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in such securities legislation.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2025. Based upon evaluation of the Company’s disclosure controls and procedures as of March 31, 2025, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as March 31, 2025, due to a material weakness described in our MD&A for the year ended December 31, 2024.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Refer to our MD&A for the year ended December 31, 2024, for a discussion regarding our internal control over financial reporting and the material weakness identified.

REMEDIATION

Management has implemented and continues to implement measures designed to ensure that control deficiencies are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include:

•
hiring of new Chief Information Technology Officer to prioritize addressing information technology general controls issues;
•
enhancing monitoring of change management controls for modifications of security roles and permissions in financial systems;
•
implementation of identity governance and administration solution to address system access concerns;
•
continue with process improvements and strengthening of controls over financial systems; and
•
augmentation of our existing internal audit staff with new co-sourcing partner to enhance the effectiveness and scope of our internal audit function.

At April 30, 2025 the above remediation measures are in progress but will not be considered remediated until the updated controls operate for a sufficient period of time, and management has concluded through testing, that these controls are operating effectively.

The Company is pursuing remediation of the above material weakness during the 2025 fiscal year.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except for the remediation activities described above, as of March 31, 2025, there have been no other changes in our internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment
$ or C$	Canadian dollars
U.S.	United States
US$	United States dollars

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as the Company’s plans, objectives and expectations for its business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements include, but are not limited to, statements about:

•
the uncertainties associated with tariffs and countermeasures thereto;
•
the Company’s strategy;
•
expectations with respect to retail and investment operations;
•
expectations with respect to the 1CM Transaction, including the anticipated timing for the annual and special meeting of 1CM shareholders and the closing of the 1CM Transaction;
•
the Company’s intentions with respect to the Cost Cannabis and T Cannabis brands and integration with SNDL;
•
the impact of tariffs on the Company;
•
the expected benefits of the CSE listing;
•
expectations with respect to the Company’s restructuring project;
•
the impact of consolidating cannabis segments;
•
the Company’s share repurchase program;
•
the Company’s ability to adjust its capital resources;
•
the Company’s liquidity needs, including its ability to source its liquidity requirements;
•
the sufficiency of the Company’s capital resources;
•
risks associated with financial instruments and the methods by which the Company manages such risks;
•
expectations with respect to various contingencies, including the impact of such on the Company’s financial statements;
•
the impact of changes to critical accounting estimates and new accounting pronouncements; and
•
expectations with respect to remediation measures to control deficiencies.

Although the forward-looking statements contained in this MD&A are based on assumptions that the Company believes are reasonable, you are cautioned that actual results and developments (including Company results of operations, financial condition and liquidity, and the development of the industry in which the Company operates) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods.

Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:

•
the Company’s ability to implement its operational and liquidity strategies as well as its strategic initiatives;
•
the Company’s competitive advantages;
•
the impact of competition;
•
the changes and trends in the cannabis cultivation and retail, and the liquor retail industry;
•
changes in laws, rules and regulations;

•
the Company’s ability to maintain and renew required licences;
•
the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;
•
the Company’s ability to keep pace with changing consumer preferences;
•
the Company’s ability to protect its intellectual property;
•
the Company’s ability to identify, finance and consummate acquisitions on attractive terms, integrate acquired companies and to realize the benefits of such acquisitions, including Valens and the 1CM stores;
•
the Company’s ability to retain key personnel;
•
the Company’s ability to efficiently deploy capital and achieve its expected and desired returns on such investments;
•
the Company’s ability to maintain and keep its public listing on the Nasdaq and the CSE and the liquidity of the trading of its common shares on a publicly listed stock exchange;
•
the Company’s ability to open new retail locations and attract a sufficient number of qualified franchisees; and
•
the absence of material adverse changes in the Company’s industry or the global economy, including as a result of global economic downturns.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this MD&A may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” in the AIF and otherwise described in this MD&A. Readers of this MD&A are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this MD&A and, except as required by applicable law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with applicable securities regulators, including the Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), after the date of this MD&A.

This MD&A contains estimates, projections and other information concerning the Company’s industry, its business and the markets for its products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. Certain statements included in this MD&A may be considered “financial outlook” for purposes of applicable securities laws, and such financial outlook may not be appropriate for purposes other than this MD&A. The purpose of the financial outlook is to provide readers with disclosure of the Company’s reasonable expectations of its anticipated results. The financial outlook is provided as of the date of this MD&A.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” in the AIF and elsewhere in this MD&A. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates. Readers of this MD&A are cautioned against placing undue reliance on forward-looking statements.

Further information regarding the assumptions and risks inherent in the making of forward-looking statements can be found in the AIF, along with the Company’s other public disclosure documents. Copies of the AIF and other public disclosure documents are available under the Company’s profile on the System for Electronic Data Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s most recent AIF, can be viewed under the Company’s profile on SEDAR+ at www.sedarplus.ca, on the EDGAR section of the SEC’s website at www.sec.gov, or on the

Company’s website at www.sndl.com. The information on or accessible through our website is not part of and is not incorporated by reference into this MD&A, and the inclusion of our website address in this MD&A is only for reference.